Contact

parthtkalyan@gmail.com

www.linkedin.com/in/parthtkalyan (LinkedIn)

Top Skills

Pharmaceutics
Herbal Medicine
Herbs

Honors-Awards

Rajiv Gandhi Excellence Award
Best Entrepreneur Award

Patents

WEARABLE OPHTHALMOSCOPE DEVICE AND A METHOD OF CAPTURING FUNDUS IMAGE

Pat Theenathayalan

Consultant
Singapore, Singapore

Summary

Pat gives his experience in creating the company's mission, formulating corporate strategy, and executing a plan for the company's overall growth.

Pat has more than 20 years of experience in enterprise application development, technology, and management expert with strong experience in developing solutions for various verticals. He has excellent experience in organizational and people management to ensure time-based deliverables. He is particularly interested in complete product design and development from conceptualization to commercialization.

He has a strong experience in startup eco-systems, a Pharma giant acquired his earlier startup.

He would love to be connected to professionals who find him mutually beneficial.

Specialties: Project planning and management, Application Development, Cloud Computing, AI, Machine Learning & pre-sales.

Experience

Rejuvine Life Sciences Inc
Founder
July 2023 - Present (10 months)
Delaware, United States

Rejuvine Life Sciences provides scientifically validated herbal formulations to enhance the quality of Life.

Turva Innovations
Founder
September 2023 - Present (8 months)
Singapore

Turva Innovations Pte Ltd is an AI company that uses Machine Learning and Deep Learning techniques to make the standalone CCTV camera into a smart camera. Our technology converts the camera from just recording into a smart monitoring device, which gives alerts based on the instances. I take care of the tech development, stragetiges in terms of management and technology.

SUN PHARMA
Consultant
May 2021 - May 2023 (2 years 1 month)

Leben Care Technologies Pte Ltd
Founder and CDO
September 2016 - May 2021 (4 years 9 months)
Singapore

Develop artificial intelligence products and solutions that improve access and quality of diagnosis across areas of life sciences. Our vision is to be recognized as an innovative technology company with strong research orientation & focus on solving real world problems that have large social and economic impact.

Glueck Tech
Founder and COO
March 2014 - February 2017 (3 years)
Kuala Lumpur, Malaysia

Developing the next generation solutions that transform Human Computer Interaction. Our Deep Machine Learning and Computer Vision technology enables machines to understand how human feels, who we are and how we perceive the environment around us.

I T Consultant
I T Consultant
July 2008 - March 2014 (5 years 9 months)
Singapore

SurfGold Texhnologies Pvt. Ltd.,
Project Manager
May 2007 - June 2008 (1 year 2 months)
Bengaluru, Karnataka, India

Matrix View
Project Manager

November 2004 - May 2007 (2 years 7 months)
Shenton way, Singapore

TUC Inc. Corp.
Software Engineer
September 1998 - December 2001 (3 years 4 months)
Edmonton, Alberta, Canada

Al Rajhi Industrial Group
Software Engineer
July 1996 - May 1998 (1 year 11 months)
Riyadh, Saudi Arabia

Education

University of Madras
Bachelor's degree, Business/Commerce, General · (1992 - 1996)

Contact

9000800055 (Mobile)
sudhir@eeshaan.biz

www.linkedin.com/in/sudhiragrawal (LinkedIn)

Top Skills

Family Offices
Operations
Attention to Detail

Certifications

Microsoft Certified Product Specialist
GST Practioner

Sudhir Agrawal

Innovative Intelligence - Eeshaan || Unified Global TACS Station - Tacsation
Singapore, Singapore

Summary

Experienced in business from a very young age. Dynamic and can understand the connect between business and technology easily as am totally involved and experienced in both simultaneously. Innovative, but hungry too for learning new lessons on a day to day basis.

Experience

Rejuvine Life Sciences Inc.
Chief Financial Officer
May 2023 - Present (1 year)
United States

Herbal life sciences

Tacsation
Chief Executive Officer
November 2022 - Present (1 year 6 months)
United States

Company Incorporation Services in any part the world, on a single platform, digitally. Accounting / Book Keeping and Taxation. VC Funding assistance / advisory.

Eeshaan Global Pte Ltd
Chief Executive Officer
September 2021 - Present (2 years 8 months)
Singapore

Clarion Analytics Pte Ltd
Chief Executive Officer
June 2022 - Present (1 year 11 months)
Singapore

Eeshaan Global Innovations FZC

Chief Executive Officer
February 2020 - Present (4 years 3 months)
United Arab Emirates

Eeshaan FinTech Services Private Limited
Founding Director
April 2019 - Present (5 years 1 month)
India

Eeshaan Software Inc
Chief Executive Officer
April 2017 - Present (7 years 1 month)
United States

WonDRx | Digitizing Prescription was never this easy !
Director
April 2016 - Present (8 years 1 month)

Eeshaan Accounting Services
Managing Director
April 2001 - Present (23 years 1 month)
India

Education

NIIT Institute
Postgraduate Degree, Computer Software Engineering · (June 1993 - September 1996)

Osmania University
Bachelor of Commerce - BCom

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Theenathayalan Parthasarathy	40,000,000 Class A Common shares	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Rejuvine Life Sciences Inc,

Business Plan

Overview:

Rejuvine Life Sciences Inc, is a pioneering research company committed to enhancing the quality of life through scientifically validated herbal formulations. Our focus lies in providing innovative solutions to health challenges, with a current product portfolio featuring Skordo Plus, Krewsano, and Ostasano.

Product Portfolio:

Skordo Plus (Anti Diabetic Product):

Patented and registered formulation.
Positioned as a trusted solution for individuals seeking reliable diabetic care.
Initial target market: US, India, GCC.

Skordo Plus is a nutraceutical formulation designed to effectively maintain blood glucose levels (BGL) and rejuvenate organs affected by other diabetic allopathic drugs. Our patent for Skordo Plus has been granted in the US and India. Additionally, the product underwent animal studies, Celine studies, safety studies, and clinical trials to evaluate its efficacy

Krewsano (Women's Bone Health Product):

Meticulously formulated with essential nutrients and minerals.
Comprehensive support for optimal bone strength and density.
Addresses overall skeletal well-being in women.
Initial target market: US, India, GCC.

Krewsano: The bone strength of women diminishes at a specific rate during different phases of their lives. After childbirth, and as women age beyond 30, there is an increased rate of bone density loss in the body. Calcium absorption is dependent on Vitamin D. Continuous calcium supplementation is essential to prevent osteoporosis, fractures, and other bone-related pains.

Krewsano presents a distinctive combination of Cissus sp and Foeniculum vulgare. The traditional system of medicine extensively documents the properties and calcium richness in Cissus sp. Foeniculum vulgare is recognized for its health benefits and carminative properties. The unique blend of these two herbs ensures the delivery of the required calcium dosage when taken daily. The formulation's efficacy and safety have undergone clinical testing.

Ostasano (Women's Blood Health Product):
Thoughtfully crafted blend supporting healthy blood circulation.
Promotes iron absorption and maintains overall vitality.
Dedicated to women's health and well-being.
Initial target market: US, India, GCC.

Ostasano: Maintaining optimal levels of red blood cells is crucial for overall good health. Red blood cells play a vital role as carriers of oxygen through the body, thanks to the presence of hemoglobin. The primary source of iron in the human body is food. Iron deficiency can result in conditions such as weakness and anemia, a well-known concern among women due to the blood loss experienced during various life phases.

Ostasano stands out as a unique herbal preparation, crafted from Basela rubra, an herb extensively documented in traditional medicine for its rich content of iron, calcium, Vitamin A, Vitamin C, Magnesium, Potassium, Sodium, among others.

Market Expansion Plan:

Year 1:

Target Markets: US, India & GCC.

Focus: Establish a strong presence, build brand recognition, and gain market share.

Sales Strategy: Online Platforms, and partnerships with healthcare distributors.

Year 2:

Target Markets: South Africa & ASIAN countries.

Focus: Expand market reach, diversify distribution channels, and introduce new products.

Sales Strategy: Collaborate with local distributors, explore partnerships with health and wellness retailers.

Year 3:

Target Markets: South and Central America & African countries.

Focus: Consolidate market presence, strengthen distributor relationships, and introduce additional products.

Sales Strategy: Leverage local market insights, invest in targeted marketing campaigns.

Revenue Projection:

The five-year revenue projection provided below pertains solely to Skordo Plus, sales of other products have not been considered at this point in time. Additional revenue streams will be generated by products such as Krewsano, Ostasano, and new formulations.

Country	Year 1	Year 2	Year 3	Year 4	Year 5
USA	921600	921600	1036800	576000	645120
India	363600	363600	272700	1515000	1696800
GCC	271154	271154	244038	244038	271154
ASEAN		831155	831155	914270	775744
South Africa		254040	254040	152424	71131
S&C America			430940	430940	574587
Africa			432000	432000	576000
Other Markets				2400000	3000000
Total Sales	**1556354**	**2641548**	**3501673**	**6664672**	**7610536**

Conclusion:

Rejuvine Life Sciences Inc. is poised to make a significant impact on global health and well-being through our innovative herbal formulations. With a strategic market expansion plan and commitment to continuous research, we aim to provide effective solutions while ensuring sustainable growth and profitability,

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Rejuvine Life Sciences Inc,

Risk Factors

Overview:

Rejuvine Life Sciences Inc, is a research company committed to enhancing the quality of life through scientifically validated herbal formulations for a healthy lifestyle. In addition to our flagship product, Skordo Plus, which represents over six years of dedicated research and provides a groundbreaking nutraceutical solution for maintaining blood glucose levels and rejuvenating organs affected by diabetic treatments, we are excited to introduce two upcoming products in the final stages of R&D to market. Krewsano for Women's bone health and Ostasano for Women's blood health are designed to address specific wellness needs. With granted patents in the US and India, our innovative formulations, including these two new products, hold significant promise. As we continue our journey, it is essential to recognize and proactively address potential legal risks that may impact development, market entry, and overall success.

This document serves as an overview of the critical legal risk factors that demand proactive mitigation strategies for the sustained success of Rejuvine Life Sciences Inc

Intellectual Property and Legal Challenges:
Although our product holds granted patents, legal disputes or challenges from competitors regarding patent infringement may arise, impacting market exclusivity.

Regulatory Compliance and Approval:
Changes in regulatory requirements or failure to comply with existing regulations may result in delays in obtaining or maintaining product approvals.

Unforeseen regulatory challenges in different regions, could hinder market entry and sales.

Litigation Risks:
Legal actions, including product liability claims or allegations of adverse effects, may result in litigation, damage the brand's reputation, and lead to financial repercussions.

Ensuring that our products meet all safety standards and adheres to labelling requirements is crucial to mitigating litigation risks.

Contractual Agreements:
Challenges in negotiating and maintaining favourable contractual agreements with suppliers, manufacturers, distributors, and research collaborators may impact the product's supply chain and overall business operations.

Breaches of contractual obligations could lead to legal disputes and financial losses.

Compliance with Healthcare Laws:
Adherence to healthcare laws and regulations are critical to avoid legal consequences and reputational damage.

Ensuring transparency and compliance in all business practices is essential.

Product Liability and Safety Concerns:
Legal consequences arising from unforeseen adverse effects, product liability claims, or failure to meet safety standards.

Implementation of stringent quality control measures and clear communication of potential risks are necessary to address safety concerns.

Anti-Competitive Practices:
Legal scrutiny regarding potential anti-competitive practices, such as exclusive agreements or predatory pricing, may impact the market position of our products.

Regular legal assessments to ensure compliances are essential.

Reputation Management:
Legal consequences arising from negative publicity, product recalls, or concerns about safety and efficacy impacting the brand's reputation.

Supply Chain and Manufacturing Legal Risks:
Legal implications associated with supply chain disruptions, environmental regulations, and adherence to manufacturing standards.

Changes in Healthcare Polices:
Legislative changes, especially in healthcare policies, may impact market accessibility, reimbursement rates, and pricing strategies.

Continuous monitoring and adaptation to evolving healthcare regulations are necessary to mitigate legal risks.

Unforeseen Circumstances:
Damages arising from unforeseen events, like natural disasters or acts of God, are typically handled through force majeure clauses in contracts, providing relief when uncontrollable circumstances impact production or distribution.

Raw Material Shortages and Production Challenges:
A shortage in raw material supply can result in production and delivery-related challenges.

Conclusion:
Understanding and addressing legal risks are imperative for the success of our products. Vigilance in protecting intellectual property, ensuring compliance with healthcare laws, and maintaining transparent business practices will contribute to navigating the legal landscape successfully. Legal counsel and periodic legal assessments will be crucial for identifying and mitigating potential legal challenges.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?
To raise sufficient capital to fund marketing initiatives for our products, expand our research and development efforts to develop new formulations, cover intellectual property-related expenditures, and bolster our market position.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds 2024 @ Minimum Raise

Description	January	February	March	April	May	June	July	August	Septembe	October	November	December	Total
Research & Development													10000
Office Equipments													2000
Salaries/Fees	0	0	7500	7500	7500	0	0	7500	0	0	0	0	30000
Business Development													5000
Events													
Travel & Accoummodation													3000
Company Compliance		619											5619
Accounting & Legal			1500	1000			1500						4500
Commerce portal													5000
Sales & marketing													
IP & Regulatory approvals													5000
Raw material procurement				400		400		400		400		400	2000
Production				7500		7500		7500		7500		7500	37500
Office India													0
Office US													0
Miscellaneous													2000
Platform charges for the fund raise													7000
Total													**118619**

The minimum raise is $100,000, and the balance will be managed from sales. Please note that we currently have products in stock undergoing the process of being sold through distributors.

Rejuvine Life Sciences Inc

Use of Funds 2024 @ Maximum Raise

Description	January	February	March	April	May	June	July	August	September	October	November	December	Total
Research & Development													200000
Office Equipments				2400		2400	1200						11000
Salaries/Fees	22500	22500	22500	29500	29500	24000	27000	34500	27000	29000	29000	29000	326000
Business Development													50000
Events													20000
Travel & Accoummodation													75000
Company Compliance		619											15619
Accounting & Legal			1500	1000			2500						35000
Software Development/E-Commerce portal													30000
Sales & marketing													50000
IP & Regulatory approvals													250000
Raw material procurement			1600	1600	1600	1600	1600	1600	1600	1600	1600	1600	16000
Production			30000	30000	30000	30000	30000	30000	30000	30000	30000	30000	300000
Office India				1000	1000	1000	1000	1000	1000	1000	1000	1000	9000
Office US				3000	3000	3000	3000	3000	3000	3000	3000	3000	27000
Miscellaneous													20000
Platform charges for the fund raise													84000
Total													**1518619**

The expected raise is $1,235,000. The remaining balance can be managed from sales. Please note that we have products in stock currently undergoing the process of being sold through distributors.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

(b) How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SUMMARY OF THE OFFERING

TOPIC	SUMMARY
ISSUER:	Rejuvine Life Sciences, Inc., a Delaware corporation
SECURITIES OFFERED:	Class B Non-Voting Common Stock (the “Class B Shares”)
EXEMPTION FROM REGISTRATION	The Company intends to conduct this Offering in compliance with the requirements of Regulation CF promulgated under the Securities Act of 1933.
PER SHARE AMOUNT:	$1.00 per share; Only whole shares will be sold.
AMOUNT OF OFFERING:	Up to $1,235,000.00 (excluding any amounts attributable to Oversubscriptions)
MINIMUM AND MAXIMUM INVESTMENT SIZE:	Minimum investment is 1,000 shares, and there is no maximum investment.
OFFERING PERIOD:	The Offering period will begin on the filing date of the Form C with the U.S. Securities and Exchange Commission (“SEC”) and the Offering will remain open until twelve (12) months after the filing date, although the Company may close the Offering on an earlier date.
USE OF PROCEEDS:	The aggregate capital from a fully subscribed Offering will be the aggregate contributions of a fully subscribed Offering may amount to $1,235,000.00. In the event that not all of the Class B Shares are sold, the proceeds will be adjusted accordingly on a pro rata basis. Those proceeds would be utilized by the Company as follows (assuming full subscription): Gross Offering Proceeds of $1,235,000.00 Less Offering Expenses: $ 96,000.00 Proceeds Available for Company $ 1,139,000.00

	The funds will be utilized as noted herein. See "Use of Proceeds."
OFFER AND SALE OF SHARES:	The Class B Shares will be offered by the Company, at a price of $1.00 per Unit, for a total offering of $1,235,000.00. Class B Shares will be offered and sold only according to an exemption obtained under Regulation CF of the Securities Act. The Offering will terminate upon the earlier of the sale of 1,235,000 Class B Shares or twelve (12) months from the date of filing of the Form C (the "Subscription Period"). The minimum offering requirement for the Company to accept and use subscribed funds is $100,000.00. The Company will begin accepting subscriptions after the Offering period begins and until the Subscription Period ends.
OVERSUBSCRIPTION	The Company cannot accept oversubscriptions.
GOVERNANCE AND MANAGEMENT:	Day to day management of the Company is vested in the Board of Directors of the Company (the "**Directors**"), who have authority to direct and control the Company.
FOUNDING SHAREHOLDER:	Theenathayalan Parthasarathy (the "**Founding Shareholder**") is the founding shareholder of the Company. Founding Shareholder will own 100 % of the fully diluted shares of the Company's Class A voting shares and 0% of the fully diluted shares of the Company's Class B non-voting shares, assuming a full subscription for 1,235,000 Class B Shares.
DISTRIBUTIONS:	All distributions will be made, at such time as determined by the Directors, to the Shareholders as of the record date of the distribution pro rata.
NO VOTING RIGHTS:	Holders of the Company's Class B Shares are not entitled to voting rights.
ADDITIONAL INFORMATION:	The Company will answer inquiries from prospective investors relating to the Offering, will make available any additional information prospective investors reasonably require regarding the Company and the Offering, and will

obtain additional information, to the extent such information can be acquired without unreasonable effort or expense, necessary to verify the accuracy of any information or representations set forth in this Memorandum.

14. Do the securities offered have voting rights? ☐ Yes ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: See Articles of Incorporation and Bylaws

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

REJUVINE LIFE SCIENCES, INC.

CAPITALIZATION

Effective as of April 4, 2024

CAPITALIZATION PRIOR TO THE OFFERING

Name	Number of Class A Voting Common Shares	Number of Class B Non-Voting Common Shares	Percentage
Theenathayalan Parthasarathy	40,000,000	0	100%
TOTAL:	**40,000,000**	**0**	**100%**

CAPITALIZATION FOLLOWING THE OFFERING

Name	Number of Class A Voting Common Shares	Number of Class B Non-Voting Common Shares	Number of Class C Non-Voting Common Shares	Percentage
Theenathayalan Parthasarathy	40,000,000	0	0	80%
Investors in this Offering	0	5,000,000	0	10%
Reserved for issuance to employees pursuant to the Company's ESOP	0	0	5,000,000	10%
TOTAL:	**40,000,000**	**5,000,000**	**5,000,000**	**100%**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: ______

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The exercise of rights by principal shareholders identified in Question 6 could impact purchasers of the securities being offered through potential dilution of ownership, fluctuations in market perception, and effects on share price dynamics. This action may also raise questions about corporate governance and alignment of interests between different shareholder groups.ă

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Bylaws

24. Describe the material terms of any indebtedness of the issuer:
The company has been funded by the founders, and currently, there are no interest charges associated with the funds invested by them. For further details and a better understanding, please refer to our financials. The current crowdfunding campaign aims to raise funds to scale up production and expand distribution channels, ultimately working towards reaching break-even.ă

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
	$0	0		
	$0	0		
	$0	0		

25. What other exempt offerings has the issuer conducted within the past three years?:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$0	
			$0	
			$0	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer form at.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Rejuvine Life Sciences, Inc.

FINANCIAL STATEMENTS
(Unaudited)

As of December 31, 2023

Rejuvine Life Sciences, Inc.

Financial Statements

As of December 31, 2023

Index to Reviewed Financial Statements

Table of Contents **Page**

INDEPENDENT ACCOUNTANT REVIEW REPORT

March 18, 2024

The Board of Directors

Rejuvine Life Sciences, Inc.

65 I N. Broad St., Suite 201

Middletown DE 19709

We have reviewed the accompanying balance sheet of Rejuvine Life Sciences, Inc. (the company) as of As of December 31, 2023, and the related statement of income, statement of changes in owners' equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 5 the company has accumulated deficit that raises substantial doubt about the company's ability to continue as going concern. Management plans also discussed in note 5 and 4.

Amjad Abu Khamis
Mar. 18, 2024

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

Rejuvine Life Sciences, Inc.

Balance Sheet Statement (Unaudited)

As of December 31, 2023

ASSETS	**2023**
Current Assets	
Cash in Hand	28,950
Bank Account	2,000
Produced Inventory	94,750
Raw Materials Inventory	79,352
Total Current Assets	**205,052**
Non-Current Assets	
Note Receivable - Shareholder	4,000,000
Total Non-Current Assets	**4,000,000**
TOTAL ASSETS	**4,205,052**
LIABILITIES AND EQUITY	
Total Current Liabilities	**-**
Non-Current Liabilities	
Notes Payable	3,910,000
Total Non-Current Liabilities	**3,910,000**
TOTAL LIABILITIES	**3,910,000**
Equity	
Common Shares	-
Additional Paid-In Capital	500,552
Retained Earnings (Deficit)	(205,500)
TOTAL EQUITY	**295,052**
TOTAL LIABILITIES AND EQUITY	**4,205,052**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Income Statement (Unaudited)

For the period ended as of December 31, 2023

	2023
Net Sales	**9,306**
Less: Cost of Goods Sold	(5,076)
Gross Revenue	**4,230**
Operating Expenses	
Professional Services Expense	147,000
Research and Development Expense	10,975
Amortization of Inventory	18,950
Travels & Accommodations Expense	8,844
General & Administrative Expense	6,684
Tax Expense	17,277
Less: Total Operating Expenses	**(209,730)**
Net Income (Loss)	**(205,500)**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Statement of Changes in Equity (Unaudited)

For the period ended as of December 31, 2023

	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance as of February 9, 2023	**-**	**-**	**-**	**-**
Capital Contributions	-	500,552	-	500,552
Net Income (Loss)	-	-	(205,500)	295,052
Balance as of December 31, 2023	**-**	**500,552**	**(205,500)**	**295,052**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Statement of Cash Flow (Unaudited)

For the period ended as of December 31, 2023

OPERATING ACTIVITIES	**2023**
Net Income (Loss)	(205,500)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Change in Inventory (Raw Materials and Produced)	(174,102)
Net cash (Used) by operating activities	**(379,602)**
Cash (Used) by Investing Activities	
Intellectual Property	(4,000,000)
Net Cash (Used) by Investing Activities	**(4,000,000)**
Cash Provided by Financing Activities	
Notes Payable	3,910,000
Additional Paid-In Capital	500,552
Net Cash Provided by Financing Activities	**4,410,552**
NET CASH INCREASE (DECREASE) FOR PERIOD	**30,950**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**30,950**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

1. DESCRIPTION OF THE BUSINESS

Rejuvine Life Sciences, Inc. (the Company) was incorporated on February 9, 2023 in the state of Delaware. The company's mission is to deliver innovation that will help people to live healthier, longer lives and to expand the health span of human beings, enabling all of us to enjoy a higher quality of life in old age, and reducing the burden of age-related diseases.

At Rejuvine Life Sciences, we are proud to lead a company that is dedicated to developing and delivering scientifically validated herbal formulations that can help people overcome health challenges, improve their quality of life and recover from lifestyle disorders.

Our team of scientists and researchers are experts in the field of formulation development and pharmaceuticals, we're constantly working to develop new formulations that are backed by science, containing herbals, and have proven to be effective. We also have a strong focus on safety, and all of our products are manufactured in accordance with strict Good Manufacturing Practices (GMP) standards.

We are proud to offer a wide range of products for a variety of health conditions, including diabetes, women's health, and cardiovascular health. We also have a growing portfolio of products for general health and wellness.

Our products are available in India, Singapore, and the United States. We're committed to expanding our reach and making our products available to people all over the world

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

2.4. Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

2.5. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to performance obligations in the contract, and
- Recognize revenue as the performance obligation is satisfied.

2.6. Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

3. EQUITY

The company is authorized to issue 50,000,000 shares of common shares at $0.0001 par value. The company has no common shares issued and outstanding as of December 31, 2023.

4. SUBSEQUENT EVENTS

The Company intends to initiate a Regulation A offering of its series membership interests in 2024.

Management has evaluated all subsequent events through December 31, 2023, the date the financial statement was available to be issued. There are no other material events requiring disclosure or adjustment to the financial statement. The Company intends to initiate a Regulation A offering of its series membership interests in 2024.

Management has evaluated all subsequent events through December 31, 2023, the date the financial statement was available to be issued. There are no other material events requiring disclosure or adjustment to the financial statement.

5. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of ($205,500) last year and negative cash flow from operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The shareholders are financing the operating activities of the company during the 2023 and 2024, and as discussed in note 4, the company intends to and have taken a serios steps to initiate a Regulation A offering of its series membership interests in 2024 and deploy such capital to produce profitable operating results.

No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

6. INTELLECTUAL PROPERTY

On September 2023, the company signed multiple agreements with Daisy Technologies Pte. Limited to purchase the Intellectual Property Rights and all related assets to the Intellectual Property. The purchase occurred and the Intellectual Property Rights has been transferred into the company as per the signed agreement, for the total amount of $4,000,000.

The Company is the owner for the exclusive rights to use these Intellectual Property as intangible assets. As such, these assets do have an indefinite life. The Company reviews the currently held intangible assets on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working no impairment adjustment was considered necessary as of December 31, 2023.

7. NOTES PAYABLE

The company had a non-interest-bearing note for the purchase of the Intellectual Property Rights for the amount on $3,910,000 as of December 31, 2023. The company will settle the notes based on availability of cash and the company's ability to pay its debts.

8. INVENTORY

As per Accounting Standards Codification (ASC) Topic 330: Inventory, the company accounts for its inventory in FIFO method and the lower of its cost or Net Realizable value (NRV).

The company's inventory consists of an item of raw material such as garlic, Krewsano and Osrasano, for the amount of $79,352, which is recorded at its cost, and no impairment is required as it is lower than its NRV.

Also the company's inventory consists of Stock on produced Skordo Plus boxes which costs the company $113,700, the management decided to that the Net Realizable Value (NRV) of the finished inventory is less than the books cost, and decided to record and impairment of $18,950 at December 31, 2023.

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

The following table illustrates the Produced inventory as of December 31, 2023:

Description	Amount
Raw Materials used in the production	$17,991
+ Direct Labor	$22,342
+ Overhead costs	$78,443
= Cost of products produced	$118,776
- Cost of Goods Sold	$5,076
= Cost of Inventory	$113,700
Net Realizable Value of Inventory	$94,750
Impairment of Produced Inventory	$18,950

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or less:	VAR The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Tax able income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and VAR Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $124,000, but not more than $618,000:	VAR Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	VAR Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an ex tension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

> I, [identify the certifying individual], certify that:
>
> (1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
>
> (2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].
>
> [Signature]
>
> [Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

> (i) Rule 2-01 of Regulation S-X or
>
> (ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaim er of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such ex tension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated

in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: __________

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: __________

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
   (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
   (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: __________

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: __________

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: ______

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: ______

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: ______

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: ______

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1. **Articles of Amendment – Rejuvine Life Sciences, Inc.**

2. **Articles of Incorporation – Rejuvine Life Sciences, Inc.**

3. **Bylaws – Rejuvine Life Sciences, Inc.**

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Rejuvine Life Sciences, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "III" so that, as amended, said Article shall be and read as follows:

> The total number of shares of common stock that the corporation shall be authorized to issue is 50,000,000, all having $0.000100 par value, consisting of (a) 40,000,000 shares of Class A (voting) common stock, (b) 5,000,000 shares of Class B (non-voting) common stock, and (c) 5,000,000 shares of Class C (non-voting) common stock reserved for issuance pursuant to the corporation's employee stock ownership plan ("ESOP").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 3rd day of April, 2024.

DocuSigned by:

By: Theenathayalan Parthasarathy
DBDEE3ADAA1D42C...
Authorized Officer

Title: Chief Executive Officer

Name: Theenathayalan Parthasarathy
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:05 PM 04/03/2024
FILED 04:05 PM 04/03/2024
SR 20241293175 - File Number 7286838

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

ARTICLE I.

The name of this Corporation is REJUVINE LIFE SCIENCES INC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 651 N. BROAD ST., SUITE 201, MIDDLETOWN DE 19709. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 50000000 at $0.000100 par value.

ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE V.

The name and mailing address of the incorporator is JOHN MOSELEY at 10601 CLARENCE DR. #250, FRISCO, TX 75033.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

Dated: February 9th, 2023

John Moseley

JOHN MOSELEY, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:39 AM 02/09/2023
FILED 09:39 AM 02/09/2023
SR 20230440697 - File Number 7286838

STATE *of* DE
STATEMENT *and* RESIGNATION *of the* INCORPORATOR
A STOCK/PROFIT CORPORATION

The undersigned, the Incorporator of REJUVINE LIFE SCIENCES INC, who signed and filed its Articles of Incorporation (or similar organizing document) with the Secretary of State, appoints the following individuals to serve as directors of the corporation, who shall serve as directors until the first meeting of shareholders for the election of directors and until their successors are elected and agree to serve on the board:

Name and Address of each Initial Director:

THEENATHAYALAN PARTHASARATHY
VILLA NO 5, CASAGRAND AQUA, KUNIYAMUTHUR
COIMBATORE, 641008

Additionally, the undersigned does hereby tender his/her resignation as Incorporator for the Corporation, and from any and all involvement with, control of, or authority over the Corporation, real or perceived, effective immediately.

Dated: February 10th, 2023

John Moseley

John Moseley, Incorporator

MINUTES OF FIRST MEETING OF BOARD OF DIRECTORS FOR REJUVINE LIFE SCIENCES INC, A DELAWARE CORPORATION

The board of directors of Rejuvine Life Sciences Inc held its first meeting at 10601, Clarence Dr. on 2023-02-10, at Delaware.

The following directors, marked as present next to their names, were in attendance at the meeting and constituted a quorum of the board:

THEENATHAYALAN PARTHASARATHY [x] Present [ ] Absent

On motion and by unanimous vote, Theenathayalan Parthasarathy was appointed chairperson and then presided over the meeting. Theenathayalan Parthasarathy was elected secretary of the meeting.

The meeting was held pursuant to written waiver of notice and consent to holding of the meeting signed by each of the directors. On a motion duly made, seconded, and unanimously carried, it was resolved that the written waiver of notice and consent to holding of the meeting be made a part of and constitute the first page of the minutes of this meeting.

RESOLVED, that the Articles of Incorporation (or similar organizing document) as filed with the Secretary of State (or other appropriate office) of the State of Delaware, and presented to the directors by the secretary of the Corporation (the "secretary"), are hereby accepted and approved, and that the secretary is authorized and directed to place the duplicate original of the Articles, together with the original filing receipt of the Secretary of State, in the minute book of the Corporation.

RESOLVED, that the Bylaws presented to the directors by the secretary are hereby adopted as the Bylaws of the Corporation, and that the secretary is authorized and directed to insert a copy of such Bylaws, certified as such by the secretary, in the minute book of the Corporation immediately following the Articles of Incorporation.

RESOLVED, that the corporate seal (if applicable) presented to the directors by the secretary is hereby adopted as the seal of the Corporation, and that an impression of such seal be made in the margin of these minutes.

RESOLVED, that the form of share certificate presented to the directors by the secretary is hereby adopted as the form of share certificate for the Corporation, and that the secretary is authorized and directed to attach a sample of such certificate to these resolutions.

RESOLVED, that stock subscription agreements for shares of the corporation, dated 23-02-10 and described below are hereby accepted on behalf of the corporation, and that the president and secretary, upon receipt of the consideration stated, are authorized and directed to issue certificates for such shares to the respective shareholders.

RESOLVED, that the president of the Corporation is authorized and directed to pay charges and expenses related to the organization of the Corporation and to reimburse any person who has made such payments on behalf of the Corporation.

RESOLVED, that the persons listed below are hereby appointed to the offices indicated opposite their names, and that a determination of compensation of such officers shall be delayed for consideration at a later date.

Name	Office
Theenathayalan Parthasarathy	President
Theenathayalan Parthasarathy	Treasurer
Theenathayalan Parthasarathy	Secretary

RESOLVED, that funds of the Corporation shall be deposited in Bank of America and that standard printed resolutions supplied by such Bank and presented by the secretary to the directors shall be adopted by the directors and incorporated and attached to these resolutions, or the Corporation shall adopt its own Banking Resolution.

RESOLVED, that for receipt of official legal and tax correspondence from the State of Incorporation, the registered agent of the corporation (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Incorporation.

This space intentionally left blank.

RESOLVED, that the following Plan for the issuance of common stock of the Corporation and qualification of such stock as "small business corporation" stock under Section 1244 of the Internal Revenue Code of 1986, as amended, is hereby adopted:

1. The corporation shall offer and issue under this Plan, a maximum of 50000000 shares of its common stock at a minimum price equal to the par value of the shares, if any.
2. This plan shall be terminated by (a) the complete issuance of all shares offered hereunder, (b) appropriate action terminating the Plan by the board of directors and the shareholders of the Corporation, or (c) the adoption of a new Plan by the shareholders for the issuance of additional stock under IRC Section 1244.
3. No increase in the basis of outstanding stock shall result from a contribution to capital under this Plan.
4. No stock offered under this Plan shall be issued on the exercise of a stock right, stock warrant, or stock option, unless such right, warrant, or option is applicable solely to unissued stock offered under this Plan and is exercised during the period of the Plan.
5. Shares of the Corporation subscribed for prior to the adoption of this Plan, including shares subscribed for prior to the date the corporation comes into existence, may be issued hereunder, provided, however, that the said stock is not in fact issued prior to the adoption of this Plan.
6. Any offering or portion of an offer outstanding that is unissued at the time of the adoption of this plan is hereby withdrawn.
7. Any matters related to the issue of shares under this Plan shall be resolved so as to comply with applicable law and regulations so as to qualify such issue under Section 1244 of the Internal Revenue Code. Any shares issued under this Plan which are finally determined not to be so qualified, and only such shares, shall be determined not to be in the Plan, and any other Shares not so disqualified shall not be affected by such disqualification.
8. The appropriate officers of this corporation are hereby authorized and directed to take such actions and execute such documents as they deem necessary or appropriate to effectuate the sale and issuance of shares for the consideration listed above.

RESOLVED, that these resolutions shall be effective on 10th February, 2023.

Theenathayalan Parthasarathy,
SECRETARY

BYLAWS OF
REJUVINE LIFE SCIENCES INC
A DELAWARE CORPORATION

ARTICLE 1. OFFICES OF THE CORPORATION.

Section 1. Principal Office. The principal office of the corporation and other offices of the corporation shall be at the locations, within or without the corporation's state of incorporation (the "State"), as the directors may specify from time to time. The secretary of this corporation will keep a copy of the corporation's Articles of Incorporation (or similar incorporating document), these bylaws, minutes of directors' and shareholders' meetings, stock certificates and stubs, a register of the names and interests of the corporation's shareholders, and other corporate records and documents at the principal office.

Section 2. Registered Agent. For receipt of official legal and tax correspondence from the State of Incorporation, the registered agent of the corporation (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Incorporation.

ARTICLE 2. SHAREHOLDER'S MEETINGS.

Section 1. Annual meeting. The annual meeting of shareholders shall be held in the December month following the end of each fiscal year of the corporation on any day of that month as determined by the board of directors.

Section 2. Special meetings. Special meetings of the shareholders for any purpose or purposes permitted by law may be called by the president of the corporation or by the board of directors. Such meetings shall also be called by the president at the request of the holders of not less than one tenth of the outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Location. Meetings of the shareholders may be held at any location, within or without the State, designated by the board of directors or, in the absence of a designation by the board of directors, by the person or persons who call such meeting. If no designation is made, the meeting shall be held at the principal office of the corporation.

Section 4. Notice. Notices of meetings, annual or special, must be given in writing to shareholders entitled to vote at the meeting by the secretary or an assistant secretary or, if there is no such officer, by any director or shareholder.

Notices of shareholders' meetings must be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the stock register of the corporation or given by the shareholder to the corporation for the purpose of notice. Notice of a shareholders' meeting must be given to each shareholder no less than two weeks prior to the meeting.

This notice will state the place, date, and hour of the meeting and the general nature of the business to be transacted. The notice of an annual meeting and any special meeting at which directors are to be elected will include the names of the nominees that, at the time of the notice, the board of directors intends to present for election.

Section 5. Waiver of Notice. Any shareholder may waive notice of any meeting before or after the meeting. Such waiver must be in writing signed by the shareholder and delivered to the secretary of the corporation for inclusion in the minutes of the meeting.

Section 6. Quorum and voting. Every shareholder entitled to vote is entitled to one vote for each share held, except as otherwise provided by law. A shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

Except as otherwise required by applicable law, a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. Each outstanding share entitled to vote shall be entitled to one vote upon each matter voted on at a meeting of shareholders. Except as otherwise required by applicable law, the vote of a majority of the shareholders present in person or by proxy at a meeting at which a quorum is present shall be the act of the shareholders.

Section 7 Proxies. At meetings of the shareholders, a shareholder may vote in person or by proxy executed in writing in compliance with applicable law and filed with the secretary of the corporation at or before the time of the meeting.

Section 8. Informal action by shareholders. Any action required or permitted by law to be taken by the shareholders at a meeting may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote at a meeting.

ARTICLE 3. DIRECTORS.

Section 1. General powers. The business and affairs of the corporation shall be managed by the board of directors.

Section 2. Election and Tenure of Office. The directors are elected at the annual meeting of the shareholders and hold office until the next annual meeting and until their successors have been elected and qualified

Section 3. Regular meetings. A regular meeting of the board of directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may, by resolution, provide for additional regular meetings of the board.

Section 4. Special meetings. Special meetings of the directors for any purpose or purposes permitted by law may be called by the president of the corporation or by any two directors. The person or persons who call such meeting may fix any time or place for the holding of such meeting.

Section 5. Notice. Notices of meetings, annual or special, must be given in writing to directors by the secretary or an assistant secretary or, if there is no such officer, by any director or shareholder.

Notices of directors' meetings must be given either personally or by first-class mail or other means of written communication, addressed to the director at the address of the director appearing on the records of the corporation or given by the director to the corporation for the purpose of notice. Notice of a directors' meeting will be given to each director at least two weeks prior to the meeting, unless a greater period is required under the state corporation statutes for giving notice of a meeting.

This notice will state the place, date, and hour of the meeting and the general nature of the business to be transacted. The notice of an annual meeting and any special meeting at which directors are to be elected will include the names of the nominees that, at the time of the notice, the board of directors intends to present for election.

Section 6. Waiver of Notice. Any director may waive notice of any meeting before or after the meeting. Such waiver must be in writing signed by the director and delivered to the secretary of the corporation for inclusion in the minutes of the meeting.

Section 7. Quorum and voting. Except as otherwise required by applicable law, a majority of the directors shall constitute a quorum at a meeting of the directors. Each director shall be entitled to one vote upon each matter voted on at a meeting of the directors. Except as otherwise required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 8. Informal action by directors. Any action required or permitted by law to be taken by the directors at a meeting may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote at a meeting.

Section 9. Resignation, vacancies, and removal. Any director may resign, effective on giving written notice to the chairperson of the board of directors, the president, the secretary, or the board of directors, unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective.

Directors may be removed from office, and vacancies on the board of directors may be filled, in any manner allowed by applicable law.

ARTICLE 4. OFFICERS.

Section 1. Number. The officers of the corporation shall be a president, a secretary, and a treasurer (or officers with different titles that perform the similar duties of these officers), which are appointed by the board of directors, with the optional appointment of one or more vice-presidents at the discretion of the board. The board of directors may appoint such other additional officers as it may see fit from time to time. Subject to contractual agreements approved by the board of directors, officers of the corporation shall serve at the pleasure of the board of directors, and shall have the authority and duties specified from time to time by the board of directors, and shall receive salary and benefits as may be approved by the board.

Section 2. President. The president has general supervision, direction, and control of the day-to-day business and affairs of the corporation, subject to the direction and control of the board of directors. The president presides at all meetings of the shareholders and directors and is an ex officio member of all the standing committees, including any executive committee of the board, and has the general powers and duties of management usually vested in the office of president or chief executive officer of a corporation and other powers and duties as may from time to time be prescribed by the board of directors or these bylaws.

Section 3. Treasurer. The treasurer will keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation.

The treasurer will deposit monies and other valuables in the name and to the credit of the corporation with the depositories designated by the board of directors. He or she will disburse the funds of the corporation in payment of the just demands against the corporation; will render to the president and directors, whenever they request it, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation; and have such other powers and perform such other duties as may from time to time be prescribed by the board of directors.

Section 4. Secretary. The corporate secretary (or other corporate officer designated by the board of directors to maintain and keep corporate records) will keep, or cause to be kept, at the principal office of the corporation, a book of minutes of all meetings of directors and shareholders. The minutes will state the time and place of holding of all meetings; whether regular or special, if special, how called or authorized; the notice given or the waivers of notice received; the names of those present at directors' meetings; the number of shares present or represented at shareholders' meetings; and an account of the

proceedings.

The secretary will keep, or cause to be kept, at the principal office of the corporation, or at the office of the corporation's transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary will keep, or cause to be kept, at the principal office of the corporation, the original or a copy of the bylaws of the corporation, as amended or otherwise altered to date, certified by him or her.

The secretary will give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of these bylaws. He or she will prepare, or cause to be prepared, a n alphabetical listing of shareholders for inspection prior to and at meetings of shareholders as required these bylaws.

The secretary has charge of the seal of the corporation (if applicable) and has such other powers and may perform such other duties as may from time to time be prescribed by the board or these bylaws.

ARTICLE 5. BOOKS AND RECORDS.

Section 1. Books and records. The corporation shall create and maintain such books and records, including minutes of meetings, stock ledgers, and financial records, as may be required by law and any such additional records as may be specified by the directors and officers from time to time.

Section 2. Inspection by shareholders. To the extent required by applicable law, and to the additional extent permitted from time to time by the directors, shareholders shall have the right to inspect the books and records of the corporation.

ARTICLE 6. MISCELLANEOUS.

Section 1. Share certificates. Shareholders of the corporation shall be entitled to one or more certificates representing shares owned by such shareholders. Share certificates shall be in the form specified from time to time by the board of directors.

Section 2. Dividends and distributions. The board of directors may from time to time declare, and the corporation may pay, dividends on outstanding shares of the corporation, subject to limitations provided by law and the articles of incorporation of the corporation.

Section 3. Regular and executive committees. The board of directors may designate one or more regular committees to report to the board on any area of corporate operation and performance.

To the extent allowed under state corporate statutes, the board of directors also may designate and delegate specific decision-making authority to one or more executive committees, each consisting of two or more directors, that have the authority of the board of directors to approve corporate decisions in the specific areas designated by the board of directors.

Section 4. Seal. The board of directors may adopt, and from time to time modify, a corporate seal.

Section 5. Fiscal year. The fiscal year of the corporation shall be the period designated by the board of directors.

Section 6. Amendment. These bylaws may be amended from time to time by the directors or the shareholders in the manner permitted by applicable law.

Certification:

The foregoing bylaws are certified to be the bylaws of the corporation as adopted by the board of directors on the 10th day of February, 2023.

THEENATHAYALAN
PARTHASARATHY,
SECRETARY

WAIVER OF NOTICE AND CONSENT TO HOLDING FIRST MEETING OF BOARD OF DIRECTORS
REJUVINE LIFE SCIENCES INC
A DELAWARE CORPORATION

We, the undersigned, being all the directors of REJUVINE LIFE SCIENCES INC, hereby waive notice of the first meeting of the board of directors of the corporation and consent to the holding of the meeting and consent to the transaction of any and all business at the meeting including, without limitation, the adoption of bylaws, the election of officers, the selection of the corporation's accounting period, the designation of the location of the principal office of the corporation, the selection of the place where the corporation's bank accounts will be maintained, and the authorization of the sale and issuance of the initial shares of stock of the corporation.

Date: 2023-02-10

THEENATHAYALAN
PARTHASARATHY

BANKING RESOLUTION OF
REJUVINE LIFE SCIENCES INC
A DELAWARE CORPORATION

The undersigned, being a member of the above corporation authorized to sign this resolution, hereby certifies that on the 10th day of February, 2023 the members of the corporation adopted the following resolution:

RESOLVED, that the corporation open bank accounts with Bank of America and that the members of the company are authorized to take such action as is necessary to open such accounts; that anyone of the following person(s) shall have signature authority over the account:

THEENATHAYALAN
PARTHASARATHY

Date: 2023-02-10

THEENATHAYALAN
PARTHASARATHY

INITIAL ACTION OF SHAREHOLDERS OF
REJUVINE LIFE SCIENCES INC
A DELAWARE CORPORATION

Pursuant to the Bylaws of this corporation, the undersigned, being all of the shareholders of REJUVINE LIFE SCIENCES INC, a Delaware corporation, consent by this writing to take the following actions, to adopt the following resolutions, and to transact the following business of the corporation, effective 02/09/2023:

1. Directors

RESOLVED, that the following named persons are elected to the offices set forth opposite their names to serve until their resignation or until they are removed by the Board of Directors or until their successors are elected by the shareholders:

NAME

THEENATHAYALAN PARTHASARATHY, Chairman of the Board of Director
THEENATHAYALAN PARTHASARATHY, Director

____

THEENATHAYALAN PARTHASARATHY, Shareholder 5000000

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
http://rejuvinelife.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.